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                                                                      Exhibit 21


                           Subsidiaries of Registrant

The registrant owns 100% of the issued and outstanding capital stock of TruServ Acceptance Company, TruServ Logistics Company, and General Paint and Manufacturing Co., all Illinois corporations, ServiStar Paint Company and Advocate Services Incorporated, both Pennsylvania Corporations, TrueValue.com, a Delaware Corporation, Cotter Canada Hardware & Variety Company, Inc., a Canadian corporation, and is the sole member of MaryGreen, LLC, and TruServ Specialty Company, LLC, both Delaware limited liability companies. The accounts of these subsidiaries have been consolidated with the registrant's in December 31, 2001 and 2000.